UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Purchase of own shares.

EXHIBITS

Exhibit No.	Description

1.1	Regulatory announcement dated September 29, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: September 29, 2010	By: /s/ Brett Gladden

Brett Gladden
Company Secretary

Exhibit 1.1

Purchase of own shares

RNS Number : 2490T
CSR plc
29 September 2010

29 September 2010

CSR plc ("CSR")

Purchase of own shares

On Tuesday 28 September 2010, CSR purchased 250,000 ordinary shares of 0.1p each at prices between 342.75p and 352.00p per share of which 250,000 ordinary shares are being held in treasury.  This represents approximately 0.1 per cent. of CSR's current issued ordinary share capital.

Following the repurchase, 2,770,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 181,931,248 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Scott Richardson Brown, Corporate Finance & IR Director	Tel: +44 (0) 1223 692 000

FD

 James Melville-Ross

Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS

The company news service from the London Stock Exchange
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